

July 18, 2011

<u>Via Facsimile</u>
Stephen Benedetti
Chief Financial Officer
Dynex Capital, Inc.
4991 Lake Brook Drive, Suite 100
Glen Allen, Virginia 23060

 Re: **Dynex Capital, Inc.**
 Form 10-K for Fiscal Year Ended December 31, 2010
 Filed March 16, 2011
 File No. 001-09819

Dear Mr. Benedetti:

 We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

 Sincerely,

 Michael McTiernan
 Assistant Director